FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Milos Djokovic, Chief Executive Officer of Zi Corporation certify that:

1.	I have reviewed the amended interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Zi Corporation (the issuer) for the interim period ending September 30, 2006;

2.	Based on my knowledge, the amended interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the amended interim filings;

3.	Based on my knowledge, the amended interim financial statements together with the other financial information included in the amended interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the amended interim filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designated such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: April 25, 2007

/s/ Milos Djokovic
Milos Djokovic
Chief Executive Officer